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                             June 23, 2020

       Jay Taragin
       Chief Financial Officer
       Annetta Acquisition Corp
       640 Fifth Avenue, 12th Floor
       New York, NY 10019

                                                        Re: Annetta Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 27,
2020
                                                            CIK 0001811210

       Dear Mr. Taragin:

                                                        We have reviewed your
draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted May 27, 2020

       Summary, page 1

   1. We note that the Summary includes specific performance and valuation information for
                                                        Churchill Capital Corp.
For example, we note your discussion of CCC's total return and
                                                        1.5x multiple on
invested capital. Please remove from the Summary section this type of performance and
valuation for companies other than the issuer. In addition, we note that similar disclosure
appears in your Proposed Business section on page 77. If you choose to retain this
performance information, please expand the disclosure to provide a more balanced and
complete discussion of performance, including any material adverse business developments.
 Jay Taragin
FirstName LastNameJay Taragin
Annetta Acquisition Corp
Comapany NameAnnetta Acquisition Corp
June 23, 2020
Page 2
June 23, 2020 Page 2
FirstName LastName
        You may contact Jeffrey Lewis at (202) 551-6216 or Shannon Menjivar at
(202) 551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at (202) 551-3356 or Erin E. Martin at (202) 551-3391 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction